
March 20, 2019

R. James Andersen
Chief Financial Officer
Avalon Advanced Materials Inc.
130 Adelaide St. West, Suite 1901
Toronto, Ontario Canada
M5H 3P5

> **Re: Avalon Advanced Materials Inc.**
> **Form 20-F**
> **Filed November 28, 2018**
> **File No. 001-35001**

Dear Mr. Andersen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining